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BAXTER'S TENDER OFFER FOR PSICOR COMPLETED

     Deerfield, Ill. and San Diego, Ca., January 26, 1996 -- Baxter Healthcare Corporation ("Baxter") and PSICOR, Inc. ("PSICOR") jointly announced today that the tender offer ("Offer") being made by a subsidiary of Baxter for all the outstanding shares of common stock of PSICOR at $17.50 net cash per share expired, as scheduled, at 12:00 midnight, New York City time, on Thursday, January 25, 1996. Baxter's subsidiary accepted for purchase all PSICOR shares validly tendered and not withdrawn prior to expiration of the Offer.

     As of the expiration of the Offer, approximately 4.2 million shares (representing approximately 97 percent of the primary shares outstanding and approximately 83 percent of the shares outstanding on a fully diluted basis), including shares tendered pursuant to guarantees of delivery, had been validly tendered and not withdrawn. Payment for shares validly tendered will be made by First Chicago Trust Company of New York, acting as depositary for the tender offer, will be made as soon as practicable by check or wire transfer; payment for shares delivered pursuant to guarantees of delivery will be made as soon as practicable after the expiration of the deadline for delivery of share certificates pursuant to the guaranteed delivery procedure.

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     PSICOR, founded in 1968, is the nation's leading provider of cardiovascular technology and services and the placement and support of diagnostic clinical laboratories to physicians. The company supplies over 400 hospitals and 200 physician offices with advanced life-sustaining equipment, skilled technicians, disposable supplies and expert resource management on a cost-effective basis.

     Baxter is the principal domestic operating subsidiary of Baxter International Inc. Through its subsidiaries, Baxter is the leading manufacturer and marketer of health-care products and services to health-care providers in nearly 100 countries. The company concentrates research-and-development programs in cardiovascular medicine, biotechnology, renal therapy and related medical fields.

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